July 9, 2019

Ronald Alper

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Re:

Pharmagreen Biotech Inc.

Amendment to Registration Statement on Form S-1

Filed June 24, 2019

File No. 333-230413

We hereby request that the Commission accelerate the effective date of our registration statement filed with the Commission to be July 15, 2019 at 4:00 PM Eastern Time or soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter Wojcik

     Peter Wojcik